================================================================================



                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934


                          For the Month of AUGUST 2004


                          Commission File No.: 0-13966

                        MERCURY PARTNERS & COMPANY INC.
                (Translation of Registrant's name into English)


    SUITE 613, 375 WATER STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6B 5C6
                    (Address of principal executive office)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      [X]  Form 20-F          [ ]  Form 40-F


Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                -----

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                -----

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes          No  X
                               -----       -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in
connection  with  Rule  12g3-2(b):  82-                    .
                                       --------------------


================================================================================

                    [GRAPHIC OMITTED]  M E R C U R Y




                              First Quarter Report
                                 March 31, 2004




Mercury Partners & Company Inc. is a publicly traded financial services company engaging in merchant banking and private equity activities with operations in Canada and the United States. Mercury's investment objective is to acquire influential ownership in companies and through direct involvement bring about the change required to realize the strategic value of the companies it invests in.

Mercury's shares are quoted on the NASD OTC Bulletin Board in the United States under the symbol "MYPIF" and on the TSX Venture Exchange, in U.S. dollars under the symbol "MYP.U".

Press releases and other financial information can be accessed through the Internet at or by writing to:

                          Office of Corporate Relations
                         Mercury Partners & Company Inc.
                           PO Box 28051 Harbour Centre
                           Vancouver, British Columbia
                                     V6B 5L8


                                 www.mercury.ca

                                                              Amended & Restated


                         MERCURY PARTNERS & COMPANY INC.
                      UNAUDITED CONSOLIDATED BALANCE SHEETS
                           (Expressed in U.S. dollars)




                                             --------------------------------------
                                                 MARCH 31,          DECEMBER 31,
                                                   2004               2003 (1)
                                             ----------------    ------------------

ASSETS
 CURRENT
   Cash  and  cash  equivalents                  $    94,117         $    241,105
   Marketable  securities  (Note  3)                 110,000              110,000
   Loans,  notes  and  receivables  (Note  4)         53,354               51,651
                                                 -----------          -----------
                                                     257,471              402,756


LONG-TERM  INVESTMENTS,  COST  (Note  5)           1,002,418              998,127
LONG-TERM  INVESTMENTS,  EQUITY  (Note  5)           694,472              696,070
CAPITAL  ASSETS                                        9,626               11,267
                                                 -----------          -----------
                                                 $ 1,963,987          $ 2,108,220
                                                 ===========          ===========


LIABILITIES  AND  SHAREHOLDERS'  EQUITY
 CURRENT
   Accounts payable and accrued liabilities      $    32,490          $    69,260
                                                 -----------          -----------
                                                      32,490               69,260
                                                 -----------          -----------

SHAREHOLDERS'  EQUITY
 Capital  stock
   Authorized - Unlimited number of common shares
   Issued and outstanding - 8,183,733 common
     shares                                        3,456,139            3,456,139
 Additional  paid-in  capital                        971,859              971,859
 Less: Treasury stock - 2,250,219
   common shares                                  (1,294,050)          (1,294,050)
 Cumulative  translation  adjustment                 368,251              391,131
 Deficit                                          (1,570,702)          (1,486,119)
                                                 -----------          -----------
                                                   1,931,497            2,038,960
                                                 -----------          -----------
                                                 $ 1,963,987          $ 2,108,220
                                                 ===========          ===========




  The accompanying notes are an integral part of these consolidated financial statements.


(1) Audited

                                                              Amended & Restated


                         MERCURY PARTNERS & COMPANY INC.
                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
                           (Expressed in U.S. dollars)




                                                      ------------------------------------
                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                      ------------------------------------
                                                                                2003
                                                                            (AS RESTATED
                                                           2004                NOTE 1)
                                                      --------------    ------------------
REVENUE                                               $        7,862    $        14,763

EXPENSES
 General and administrative expenses (Note 6)                 15,224             43,811
 Directors and management fees                                 3,762                 -
 Interest expense                                                 -                  11
                                                      --------------    ---------------
                                                              18,986             43,822
                                                      --------------    ---------------
Loss before other items                                      (11,124)           (29,059)
                                                       -------------    ---------------
OTHER ITEMS
    Loss on settlement of lawsuit                            (79,003)                -
    Equity income (loss)                                       5,544             (4,686)
                                                       -------------    ---------------
NET LOSS FOR THE PERIOD                                      (84,583)           (33,745)
                                                       -------------    ---------------
Deficit, beginning of the period                          (1,486,119)          (968,564)
                                                       -------------    ---------------
Deficit, end of the period                             $  (1,570,702)   $    (1,002,309)
                                                       =============    ===============
Basic and diluted loss per share                       $       (0.01)   $         (0.01)
                                                       =============    ===============
Weighted average number of common shares outstanding       5,933,514          5,933,514
                                                       =============    ===============




    The accompanying notes are an integral part of these consolidated financial statements.

                                                              Amended & Restated


                         MERCURY PARTNERS & COMPANY INC.
                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (Expressed in U.S. dollars)




                                                      ------------------------------------
                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                      ------------------------------------
                                                                                2003
                                                                            (AS RESTATED
                                                           2003                NOTE 1)
                                                      --------------    ------------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss for the period                              $    (84,583)     $    (33,745)
 Items not affecting cash:
 Amortization                                                2,011               266
 Equity income (loss)                                       (5,544)            4,686
 Changes in current assets and current liabilities:
   (Increase) decrease in marketable securities             (1,135)            5,874
   (Increase) decrease in loans and receivables             (2,235)           (1,539)
   Increase (decrease) in accounts payable                 (36,055)         (105,739)
   Increase due to/from related party                            -           (20,053)
                                                      ------------      ------------
Net cash used in operating activities                     (127,541)         (150,250)
                                                      ------------      ------------
CASH FLOWS FROM INVESTING ACTIVITIES
 Long-term investments costs                               (14,634)         (129,384)
                                                      ------------      ------------
Net cash used in investing activities                      (14,634)         (129,384)
                                                      ------------      ------------
Effect of foreign exchange on cash and
  cash equivalents                                          (4,813)           39,979
Decrease in cash and equivalents                          (146,988)         (239,655)
Cash and cash equivalents, beginning of the period         241,105           656,580
                                                      ------------      ------------
CASH AND CASH EQUIVALENTS, END OF THE PERIOD          $     94,117      $    416,925
                                                      ============      ============




    The accompanying notes are an integral part of these consolidated financial statements.

                                                              Amended & Restated


                         MERCURY PARTNERS & COMPANY INC.
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

These interim consolidated financial statements should be read in conjunction with Mercury Partners & Company Inc.'s (the "Company") most recent annual consolidated financial statements.

1.     BASIS  OF  PRESENTATION

The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiaries.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

During 2003, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by EIC 130 issued by the CICA. The standard requires retroactive restatement and therefore financial statements for all periods presented have been restated. The impact of this change on net loss for the three months ended March 31, 2003 was an increase in the net loss of $29,813 ($0.01 per share). This amount represents foreign exchange gains, which are now reflected on the balance sheet versus the statement of operations.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.


2.     ORGANIZATION  AND  OPERATIONS

The Company is organized under the Business Corporations Act (Yukon). The Company currently operates in the financial services industry, engaging in private equity and merchant banking, consulting activities and asset-based commercial lending.

                                                              Amended & Restated


3.     MARKETABLE  SECURITIES




                                        MARCH 31, 2004                 DECEMBER 31 2003
                                    ---------------------------     --------------------------
                                    Fair Value         Cost         Fair Value        Cost
                                    ---------------------------     --------------------------
Fixed Income Securities
Canadian Bonds or Debentures        $      -           $  -        $      -           $  -
Variable Income Securities
 Publicly Traded Securities
   Canadian                          114,079              1,935         4,050            1,935
   American                          391,416            108,065       306,530          108,065
Total Variable Income Securities     505,495            110,000       390,580          110,000
                                    ---------------------------     --------------------------
Total Marketable Securities         $505,495           $110,000     $ 390,580         $110,000
                                    ===========================     ==========================




4.     LOANS,  NOTES  AND  RECEIVABLES




                                           MARCH 31,             DECEMBER 31,
                                             2004                   2003
                                           ----------------------------------
Loan                                       $   50,257            $   48,563
Receivables                                     3,097                 3,088
                                           ----------------------------------
Total                                      $   53,357            $   51,651
                                           ===================================






5.          LONG-TERM INVESTMENTS

                                        MARCH 31, 2004                 DECEMBER 31, 2003
                                    ----------------------------------------------------------
                                    Fair Value         Cost         Fair Value        Cost
                                    ----------------------------------------------------------
Investment, carried at cost         $  908,800       $1,002,418     $  718,651      $  998,127
Investments, carried at equity         410,901          694,472        492,430         696,070
                                    ----------------------------------------------------------
Total                               $1,319,701       $1,696,890     $1,211,081      $1,694,197
                                    ----------------------------------------------------------






                                                MARCH 31, 2004            DECEMBER 31, 2003
                                           ------------------------------------------------------------
                                            Fair Value         Cost        Fair Value        Cost
                                           ------------------------------------------------------------
Fixed Income Securities
     Canadian Bonds or Debentures          $       -          $  -        $    -             $  -
Variable Income Securities

   Publicly Traded Securities -
     Canadian                               1,319,701          1,696,890   1,211,081          1,694,197
                                           ------------------------------------------------------------
Total Long-term Investments                $1,319,701         $1,696,890  $1,211,081         $1,694,197
                                           ------------------------------------------------------------




For the three months ended March 31, 2004, the Company recorded equity income of $5,544 for its 19.89% ownership in North Group Limited.

                                                              Amended & Restated


6.     GENERAL  AND  ADMINISTRATIVE  EXPENSES

For the three months ended March 31, 2004, general and administrative expenses were comprised of the following:




                                                           MARCH 31,        MARCH 31,
                                                             2004             2003
                                                           --------------------------
Administration office and travel                           $   794          $ 1,083
Amortization                                                 2,011              266
Consulting fees, salaries and employee benefits                  -           31,496
Non-recoverable GST                                          1,509                -
Professional fees                                            8,315            8,546
Regulatory, transfer agent and shareholder communications    2,595            2,420
                                                           ---------------------------
Total                                                      $15,224          $43,811
                                                           ===========================




7.     CAPITAL  STOCK




                                                               NUMBER OF SHARES     $ AMOUNT
                                                               =================  ============
Issued and Outstanding - March 31, 2004 and December 31, 2003      8,183,733      $ 3,456,139
Less: Treasury Stock - March 31,2004 and December 31, 2003        (2,250,219)      (1,294,050)
                                                               ------------------------------
Balance March 31, 2004 and December 31, 2003                       5,933,514      $ 2,162,089
                                                               ==============================




8.     LOSS  PER  SHARE

The weighted average number of common shares outstanding used in determining loss per share amounts was 5,933,514.


9.     SUMMARY  OF  SECURITIES  ISSUED  AND  OPTIONS  GRANTED  DURING THE PERIOD

During the years ended December 31, 2003, 2002 and 2001 and the three months ended March 31, 2004, no stock options were granted, exercised, forfeited or cancelled, nor does the Company have any common shares held in escrow or subject to any pooling agreements. The following is a summary of the status of stock options outstanding issued to former management as at March 31, 2004:




                           Outstanding Options                        Exercisable Options
-----------------------------------------------------------------------------------------
                           Weighted Average      Weighted                     Weighted
                           Remaining             Average                      Average
Exercise    Number         Contractual           Exercise      Number         Exercise
Price       of Shares      Life (Years)          Price         of Shares      Price
-----------------------------------------------------------------------------------------
$ 1.25      120,000            1                 $ 1.25        120,000        $ 1.25
=========================================================================================



                                                              Amended & Restated


10.     RELATED  PARTY  TRANSACTION

For the three months ended March 31, 2004, the Company did not enter into any related party transactions.

11.     DIRECTORS  AND  EXECUTIVE  OFFICERS  AT  MARCH  31,  2004

Name  of  Director              Principle  Position
------------------              -------------------
Tom  S.  Kusumoto               President,  CEO  and  CFO
Greg  MacRae                    Director  &  Secretary
Lance  Eng                      Director
Alex  W.  Blodgett              Director

12.     NOTICE  OF  NO  AUDITOR  REVIEW  OF  INTERIM  FINANCIAL  STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have
been  prepared     by  and  are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.


                                    *   *   *

                                                              Amended & Restated


         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                    RESULTS OF OPERATIONS AS AT MAY 28, 2004

     The following discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements and related notes included in this quarterly report. The Company's financial statements included herein were prepared in accordance with Canadian and United States GAAP and are expressed in U.S. dollars. The Company has not entered into any investor relations arrangements or contracts or engaged in any form of investor relations activities during the period.

DOUCMENTS  ON  DISPLAY
     The Company files reports and other information on the System for Electronic Document Analysis and Retrieval (SEDAR) in Canada and with the Securities and Exchange Commission (SEC) in the United States. The public may obtain information on the operations of SEDAR and the SEC's public reference facilities by visiting their websites at http://www.sedar.com and http://www.sec.gov, respectively. The Company is the owner of the website wwww.mercury.ca.

FORWARD-LOOKING  STATEMENTS
     Statements in this financial report, to the extent that they are not based on historical events, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this report and include statements regarding the intent, belief or current expectations of the Company and its directors or officers, primarily with respect to the future market size and future operating performance of the Company and its subsidiaries. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements. Investors are advised that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to the Company or persons acting on its behalf.

EXCHANGE  RATES
     In this financial report, unless otherwise specified, all monetary amounts are expressed in U.S. dollars.

RESTATEMENT  OF  FISCAL  2002  AND  2001  FINANCIAL  STATEMENTS
     In accordance with Emerging Issues Committee (EIC) 130 of The Canadian Institute of Chartered Accounts (CICA) Handbook, the Company has changed from the temporal method of accounting for foreign exchange translation to the current rate method as of December 31, 2003. Accordingly, the Company has retroactively restated its financial statements for the years ending December 31, 2002 and 2001. Please see Note 3 to the Company's audited financial statements for the year ending December 31, 2003 for more information.

                                                              Amended & Restated


OVERALL  PERFORMANCE
     The Company operates in both the United States and Canada and, as such, the Company's consolidated financial results are subject to foreign currency exchange rate fluctuations. The Company reports its results of operations in U.S. dollars and translates assets and liabilities into U.S. dollars at the rate of exchange on the balance sheet date. Unrealized gains and losses from these translations are recorded on the consolidated balance sheet as "Cumulative translation adjustment".

Realized investment gains or losses are a recurring element in the Company's revenues and net earnings. Realized investment gains or losses may fluctuate significantly from period to period, with a meaningful effect upon the Company's consolidated net earnings. However, the amount of realized investment gain or loss for any given period has no predictive value, and variations in amount from period to period have no practical analytical value.

The Company's principal sources of funds are its available cash resources, bank financing, public financing and the revenues generated from the Company's merchant banking activities and realized investment gains from the Company's private equity operations. The Company has no recurring cash requirements other than repayment of interest and principal on its debt, tax payments and corporate overhead.

SELECTED  ANNUAL  INFORMATION
     The following selected financial data for the past eight business quarters have been summarized from the Company's un-audited quarterly financial statements and are qualified in their entirety be reference to, and should be read in conjunction with, such financial statements:



                                   2004             2003(2)                             2002
                                   --------------------------------------------------------------------------
                                   Q1     Q4        Q3       Q2       Q1       Q4       Q3       Q2      Q1
                                   --------------------------------------------------------------------------
                                                   (in thousands, other than per share amounts)
Revenues(1)                       $  8   $  76      $  63    $  58   $  15     $ 184   $ 262     $ 259  $  37
Net income (loss) from
 continuing operations             (85)   (237)       (94)      85      (4)     (365)    170       212     22
Net income (loss) per share
 from continuing operations:
  Basic                          (0.01)  (0.04)     (0.02)   (0.01)  (0.00)    (0.06)   0.02      0.03   0.00
  Fully diluted                  (0.01)  (0.04)     (0.02)   (0.01)  (0.00)    (0.06)   0.02      0.03   0.00
Total assets                     1,964   2,109      2,065    2,169   2,150     2,261   2,703     2,782    514
Net assets                       1,931   2,040      2,034    2,043   2,124     2,119   2,671     2,712  2,522
Debt                                32      69         32      126      26       142      32        70     89
Shareholders' equity             1,931   2,040      2,065    2,043   2,124     2,119   2,671     2,712  2,522
Capital stock                    3,456   3,456      3,456    3,456   3,456     3,456   2,161     2,161  2,161
Dividends                            -       -          -        -       -         -       -         -      -
Weighted average common
 stock outstanding, fully
 diluted shares)                 5,934   5,934      5,934    5,934   5,934     5,934   5,934     5,934   5,934



(1)     Excludes  revenues  from  discontinued  operations.
(2) During fiscal 2003, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by Emerging Issues Committee 130 issued by the Canadian Institute of Chartered Accountants. The standard requires restatement and therefore financial statements for fiscal 2002 and 2001 have been restated. For more information about the accounting change and restatement see Note 3 to the Company's consolidated financial statements for the year ending December 31, 2003.

                                                              Amended & Restated


LIQUIDITY  AND  CAPITAL  RESOURCES
     At March 31, 2004, the Company's readily available cash and cash equivalents totaled $94,117 while additional sources of liquidity included $110,000 in marketable securities and $53,354 of loans, notes and other receivables. The Company held cash and cash equivalents and marketable securities of $241,105 and $110,000, respectively as of December 31, 2003. The Company's accounting policy is to report the value of marketable securities at the lower of cost or market at the time of the financial reporting period. The market value of marketable securities as of March 31, 2004 was $505,495. Total current assets as of March 31, 2004 were $257,471 compared to $402,756 as of December 31, 2003.

     During the three-month period ending March 31, 2004, operations used cash of $127,541 predominately as a result of operating losses and a decrease in accounts payable during the quarter. Accounts payables and accrued liabilities for the quarter ending March 31, 2004 were reduced to $32,490 from $69,260 at December 31, 2003. Cashflow from investing activities used cash of $14,634 for additional costs to long-term investments for the current quarter. Financing activities provided no cash in fiscal 2003 or 2002.

     The Company's long-term assets totaled $1,696,890 as of March 31, 2004, and included long-term investments in North Group Limited ("North Group") and Cybersurf Corp. ("Cybersurf"), both of which trade on the TSX Venture Exchange in Canada. The market value of long term investments as of March 31, 2004 was $1,319,701.

Total assets of the Company as at March 31, 2004 were $1,963,987 compared to $2,108,220 at December 31, 2003.

OPERATING  RESULTS
     For the three-month period ending March 31, 2004, the Company reported revenues, which were generated from securities trading, oil and gas royalties and interest income, of $7,862 and expenses of $18,986 resulting in a loss of $84,583 after accounting for the equity earnings of $5,544 from North Group and loss on settlement of lawsuit of $79,003, which is related to the payment of legal costs associated with the litigation with Cybersurf. The Company reported revenues of $14,763 and expenses of $43,822, resulting in a loss of $33,745 for the comparative three month period ended March 30, 2003

General and administrative costs were $15,224 for the three month period ended March 31, 2004 and included professional fees of $8,315 and regulatory, transfer agent and shareholder communication costs of $2,595. Basic and diluted loss per common share were $0.01 for the three month periods ended March 31, 2004 and 2003. As of the quarter ending March 31, 2004, the Company had 8,183,733 shares issued and outstanding of which 2,250,219 are held in treasury for cancellation. The weighted average common stock outstanding, fully diluted, as of March 31, 2004 was 5,933,514.

Realized investment gains or losses may fluctuate significantly from period to period, with a meaningful effect upon the Company's consolidated net earnings. However, the amount of realized investment gain or loss for any given period has no predictive value and variations in amount from period to period have no practical analytical value.


                                    *   *   *

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant:          MERCURY  PARTNERS  &  COMPANY  INC.
                     -----------------------------------



By:                  /s/  Tom  S.  Kusumoto
                     -----------------------------------
                     TOM  S.  KUSUMOTO,  PRESIDENT


Date:                August  26,  2004
                     -----------------------------------